STATEMENT OF INVESTMENTS
Dreyfus Stock Index Fund
March 31, 2008 (Unaudited)

Common Stocks--98.5%	Shares	Value ($)
Consumer Discretionary--9.4%		
Abercrombie & Fitch, Cl. A	20,400	1,492,056
Amazon.com	73,700 a,b	5,254,810
Apollo Group, Cl. A	32,450 b	1,401,840
AutoNation	32,200 a,b	482,034
AutoZone	10,300 b	1,172,449
Bed Bath & Beyond	62,600 a,b	1,846,700
Best Buy	84,125 a	3,487,822
Big Lots	21,400 a,b	477,220
Black & Decker	14,600 a	965,060
Brunswick	20,900	333,773
Carnival	103,624	4,194,700
CBS, Cl. B	162,493	3,587,845
Centex	28,800 a	697,248
Clear Channel Communications	118,947	3,475,631
Coach	84,100 b	2,535,615
Comcast, Cl. A	719,187 a	13,909,077
D.R. Horton	65,400 a	1,030,050
Darden Restaurants	33,650	1,095,307
Dillard's, Cl. A	13,600 a	234,056
DIRECTV Group	170,300 b	4,221,737
E.W. Scripps, Cl. A	21,300 a	894,813
Eastman Kodak	68,300 a	1,206,861
Expedia	49,300 b	1,079,177
Family Dollar Stores	33,350 a	650,325
Ford Motor	527,150 a,b	3,015,298
Fortune Brands	36,750	2,554,125
GameStop, Cl. A	38,400 b	1,985,664
Gannett	54,888 a	1,594,496
Gap	108,651 a	2,138,252
General Motors	134,248 a	2,557,424
Genuine Parts	39,450	1,586,679
Goodyear Tire & Rubber	56,900 a,b	1,468,020
H & R Block	77,100	1,600,596
Harley-Davidson	57,000 a	2,137,500
Harman International Industries	14,300	622,622
Hasbro	34,050 a	949,995
Home Depot	403,044	11,273,141
IAC/InterActiveCorp	43,200 a,b	896,832
International Game Technology	74,800	3,007,708
Interpublic Group of Cos.	111,793 a,b	940,179
J.C. Penney	52,600	1,983,546
Johnson Controls	141,800 a	4,792,840
Jones Apparel Group	20,200 a	271,084
KB Home	18,300 a	452,559
Kohl's	74,423 a,b	3,192,002
Leggett & Platt	40,000	610,000
Lennar, Cl. A	33,100 a	622,611
Limited Brands	73,700	1,260,270
Liz Claiborne	23,600	428,340
Lowe's Cos.	349,320	8,013,401
Macy's	102,708	2,368,446
Marriott International, Cl. A	71,900	2,470,484
Mattel	86,295	1,717,271
McDonald's	275,055	15,339,817

McGraw-Hill	77,100	2,848,845
Meredith	9,000 a	344,250
New York Times, Cl. A	34,100 a	643,808
Newell Rubbermaid	66,278	1,515,778
News, Cl. A	549,500	10,303,125
NIKE, Cl. B	91,100	6,194,800
Nordstrom	42,800 a	1,395,280
Office Depot	64,800 b	716,040
OfficeMax	17,900	342,606
Omnicom Group	76,560	3,382,421
Philip Morris International	503,543 b	25,469,205
Polo Ralph Lauren	14,000 a	816,060
Pulte Homes	50,400 a	733,320
RadioShack	31,100 a	505,375
Sears Holdings	17,288 a,b	1,764,932
Sherwin-Williams	24,300 a	1,240,272
Snap-On	13,700 a	696,645
Stanley Works	18,700 a	890,494
Staples	167,425 a	3,701,767
Starbucks	173,300 b	3,032,750
Starwood Hotels & Resorts		
Worldwide	45,000	2,328,750
Target	195,542	9,910,069
Tiffany & Co.	30,100 a	1,259,384
Time Warner	854,168 a	11,975,435
TJX Cos.	103,650	3,427,705
VF	20,900	1,619,959
Viacom, Cl. B	153,093 b	6,065,545
Walt Disney	449,709	14,111,868
Washington Post, Cl. B	1,370	906,255
Wendy's International	20,700	477,342
Whirlpool	18,032 a	1,564,817
Wyndham Worldwide	42,260	873,937
Yum! Brands	113,600 a	4,227,056
		262,863,303
Consumer Staples--10.0%		
Altria Group	503,543	11,178,655
Anheuser-Busch	170,850	8,106,832
Archer-Daniels-Midland	153,705	6,326,498
Avon Products	101,800	4,025,172
Brown-Forman, Cl. B	20,100 a	1,331,022
Campbell Soup	52,549	1,784,039
Clorox	32,850	1,860,624
Coca-Cola	477,342	29,055,808
Coca-Cola Enterprises	67,900	1,643,180
Colgate-Palmolive	121,750	9,485,542
ConAgra Foods	115,650	2,769,817
Constellation Brands, Cl. A	46,000 b	812,820
Costco Wholesale	103,850	6,747,134
CVS Caremark	342,034	13,855,797
Dean Foods	35,700 a	717,213
Estee Lauder, Cl. A	27,000	1,237,950
General Mills	80,100	4,796,388
H.J. Heinz	75,200	3,532,144
Hershey	39,878 a	1,502,204
Kellogg	62,200 a	3,269,232
Kimberly-Clark	100,398 a	6,480,691
Kraft Foods, Cl. A	366,224	11,356,606
Kroger	160,648	4,080,459
McCormick & Co.	30,300	1,120,191
Molson Coors Brewing, Cl. B	32,900 a	1,729,553

Pepsi Bottling Group	32,750	1,110,552
PepsiCo	382,591 a	27,623,070
Procter & Gamble	735,041	51,504,323
Reynolds American	40,600 a	2,396,618
Safeway	104,969	3,080,840
Sara Lee	170,098	2,377,970
SUPERVALU	50,151	1,503,527
SYSCO	144,250	4,186,135
Tyson Foods, Cl. A	65,000	1,036,750
UST	35,700 a	1,946,364
Wal-Mart Stores	564,329	29,728,852
Walgreen	236,800	9,019,712
Whole Foods Market	33,100 a	1,091,307
Wm. Wrigley Jr.	51,725 a	3,250,399
		278,661,990
Energy--13.1%		
Anadarko Petroleum	111,768	7,044,737
Apache	79,522	9,607,848
Baker Hughes	73,860	5,059,410
BJ Services	69,500	1,981,445
Cameron International	51,900 b	2,161,116
Chesapeake Energy	109,300	5,044,195
Chevron	495,961	42,335,231
ConocoPhillips	372,993	28,425,797
Consol Energy	43,600	3,016,684
Devon Energy	106,100	11,069,413
El Paso	166,179	2,765,219
ENSCO International	34,400 a	2,154,128
EOG Resources	59,000	7,080,000
Exxon Mobil	1,277,818	108,077,846
Halliburton	210,202	8,267,245
Hess	66,600	5,872,788
Marathon Oil	169,380	7,723,728
Murphy Oil	45,300	3,720,942
Nabors Industries	67,000 b	2,262,590
National Oilwell Varco	85,300 a,b	4,979,814
Noble	64,200	3,188,814
Noble Energy	40,700 a	2,962,960
Occidental Petroleum	196,500	14,377,905
Peabody Energy	64,700	3,299,700
Range Resources	35,400	2,246,130
Rowan Cos.	26,400	1,087,152
Schlumberger	286,100	24,890,700
Smith International	48,000 a	3,083,040
Spectra Energy	151,123	3,438,048
Sunoco	27,900 a	1,463,913
Tesoro	32,500	975,000
Transocean	75,868 b	10,257,354
Valero Energy	127,700	6,271,347
Weatherford International	81,000 a,b	5,870,070
Williams	139,771	4,609,648
XTO Energy	121,932	7,542,714
		364,214,671
Financial--16.5%		
ACE	78,750	4,335,975
Aflac	113,392	7,364,810
Allstate	133,871	6,433,840
Ambac Financial Group	67,994	390,966
American Capital Strategies	46,600 a	1,591,856
American Express	276,073	12,069,912
American International Group	602,473	26,056,957

Ameriprise Financial	54,234	2,812,033
AON	72,950 a	2,932,590
Apartment Investment & Management,		
Cl. A	21,949 a	785,994
Assurant	22,700	1,381,522
AvalonBay Communities	18,400	1,775,968
Bank of America	1,060,965	40,221,183
Bank of New York Mellon	272,563	11,374,054
BB & T	130,400 a	4,180,624
Bear Stearns Cos.	27,352 a	286,922
Boston Properties	28,300	2,605,581
Capital One Financial	89,100 a	4,385,502
CB Richard Ellis Group, Cl. A	41,500 a,b	898,060
Charles Schwab	224,278	4,223,155
Chubb	88,400	4,374,032
Cincinnati Financial	39,430 a	1,499,917
CIT Group	45,000 a	533,250
Citigroup	1,243,490	26,635,556
CME Group	12,750 a	5,981,025
Comerica	35,800	1,255,864
Countrywide Financial	137,298 a	755,139
Developers Diversified Realty	28,500	1,193,580
Discover Financial Services	113,258	1,854,033
E*TRADE FINANCIAL	109,600 a,b	423,056
Equity Residential	64,350	2,669,881
Federal National Mortgage		
Association	233,609	6,148,589
Federated Investors, Cl. B	20,500	802,780
Fifth Third Bancorp	126,392 a	2,644,121
First Horizon National	30,000 a	420,300
Franklin Resources	37,600	3,646,824
Freddie Mac	154,315	3,907,256
General Growth Properties	63,200 a	2,412,344
Genworth Financial, Cl. A	103,300	2,338,712
Goldman Sachs Group	94,350	15,604,546
Hartford Financial Services Group	74,950	5,678,961
HCP	55,900	1,889,979
Host Hotels & Resorts	123,900	1,972,488
Hudson City Bancorp	123,500	2,183,480
Huntington Bancshares	86,804 a	933,143
IntercontinentalExchange	16,800 a,b	2,192,400
Janus Capital Group	35,300 a	821,431
JPMorgan Chase & Co.	811,226	34,842,157
KeyCorp	95,266	2,091,089
Kimco Realty	60,000 a	2,350,200
Legg Mason	31,900 a	1,785,762
Lehman Brothers Holdings	126,760 a	4,771,246
Leucadia National	40,100 a	1,813,322
Lincoln National	63,200	3,286,400
Loews	105,050	4,225,111
M & T Bank	18,400 a	1,480,832
Marsh & McLennan Cos.	123,458	3,006,202
Marshall & Ilsley	62,499	1,449,977
MBIA	50,150 a	612,833
Merrill Lynch & Co.	232,031	9,452,943
MetLife	169,400	10,208,044
MGIC Investment	28,300 a	297,999
Moody's	49,100 a	1,710,153
Morgan Stanley	263,816 a	12,056,391
National City	150,299 a	1,495,475
Northern Trust	45,890	3,050,308

NYSE Euronext	62,900 a	3,881,559
Plum Creek Timber	40,850 a	1,662,595
PNC Financial Services Group	81,423	5,338,906
Principal Financial Group	61,750 a	3,440,710
Progressive	162,028	2,603,790
ProLogis	61,700	3,631,662
Prudential Financial	106,550 a	8,337,538
Public Storage	29,500 a	2,614,290
Regions Financial	164,888 a	3,256,538
Safeco	21,450	941,226
Simon Property Group	53,300 a	4,952,103
SLM	111,400 b	1,709,990
Sovereign Bancorp	85,505 a,b	796,907
State Street	92,550 a	7,311,450
SunTrust Banks	83,750 a	4,617,975
T. Rowe Price Group	62,600	3,130,000
Torchmark	21,700	1,304,387
Travelers Cos.	148,134	7,088,212
U.S. Bancorp	413,105	13,368,078
Unum Group	82,869 a	1,823,947
Vornado Realty Trust	32,200	2,775,962
Wachovia	473,408 a	12,782,016
Washington Mutual	210,817 a	2,171,415
Wells Fargo & Co.	787,414	22,913,747
XL Capital, Cl. A	42,300 a	1,249,965
Zions Bancorporation	25,600 a	1,166,080
		461,737,683

Health Care--11.6%

Abbott Laboratories	369,176	20,360,056
Aetna	118,564	4,990,359
Allergan	72,800	4,105,192
AmerisourceBergen	38,818	1,590,762
Amgen	259,724 b	10,851,269
Applera - Applied Biosystems Group	39,950	1,312,757
Barr Pharmaceuticals	25,600 b	1,236,736
Baxter International	151,550	8,762,621
Becton, Dickinson & Co.	58,300	5,005,055
Biogen Idec	71,127 b	4,387,825
Boston Scientific	320,763 b	4,128,220
Bristol-Myers Squibb	472,728	10,069,106
C.R. Bard	24,000 a	2,313,600
Cardinal Health	85,200	4,473,852
Celgene	103,900 a,b	6,368,031
CIGNA	66,913	2,714,660
Coventry Health Care	36,700 b	1,480,845
Covidien	119,117	5,270,927
Eli Lilly & Co.	236,237	12,187,467
Express Scripts	60,400 b	3,884,928
Forest Laboratories	74,000 b	2,960,740
Genzyme	63,950 b	4,766,833
Gilead Sciences	221,900 a,b	11,434,507
Hospira	37,377 b	1,598,614
Humana	40,200 b	1,803,372
IMS Health	43,750	919,187
Johnson & Johnson	676,502	43,884,685
King Pharmaceuticals	57,966 a,b	504,304
Laboratory Corp. of America Holdings	26,400 a,b	1,945,152
McKesson	68,669	3,596,196
Medco Health Solutions	125,098 b	5,478,041
Medtronic	268,273 a	12,976,365

Merck & Co.	517,166	19,626,450
Millipore	12,900 a,b	869,589
Mylan	71,700 a,b	831,720
Patterson Cos.	30,900 a,b	1,121,670
PerkinElmer	28,168	683,074
Pfizer	1,614,811	33,797,994
Quest Diagnostics	37,200 a	1,684,044
Schering-Plough	387,151	5,578,846
St. Jude Medical	82,200 b	3,550,218
Stryker	57,000	3,707,850
Tenet Healthcare	112,500 b	636,750
Thermo Fisher Scientific	100,000 a,b	5,684,000
UnitedHealth Group	298,900	10,270,204
Varian Medical Systems	29,700 a,b	1,391,148
Waters	23,850 b	1,328,445
Watson Pharmaceuticals	24,600 a,b	721,272
WellPoint	129,400 b	5,710,422
Wyeth	319,520	13,343,155
Zimmer Holdings	55,702 b	4,336,958
		322,236,073
Industrial--12.0%		
3M	168,998	13,376,192
Allied Waste Industries	80,000 b	864,800
Avery Dennison	25,250 a	1,243,562
Boeing	182,720	13,588,886
Burlington Northern Santa Fe	70,692	6,519,216
C.H. Robinson Worldwide	40,900 a	2,224,960
Caterpillar	149,030	11,667,559
Cintas	31,200	890,448
Cooper Industries, Cl. A	42,100	1,690,315
CSX	96,300	5,399,541
Cummins	48,300	2,261,406
Danaher	60,800 a	4,622,624
Deere & Co.	104,100	8,373,804
Dover	45,850	1,915,613
Eaton	34,800	2,772,516
Emerson Electric	187,980	9,673,451
Equifax	30,950	1,067,156
Expeditors International Washington	50,600	2,286,108
FedEx	73,940 a	6,852,020
Fluor	21,200	2,992,592
General Dynamics	96,072	8,009,523
General Electric	2,384,983	88,268,221
Goodrich	29,600	1,702,296
Honeywell International	177,824	10,032,830
Illinois Tool Works	95,600	4,610,788
Ingersoll-Rand, Cl. A	64,600	2,879,868
ITT	43,000	2,227,830
Jacobs Engineering Group	28,700 b	2,112,033
L-3 Communications Holdings	29,202	3,192,947
Lockheed Martin	81,860 a	8,128,698
Manitowoc	30,800	1,256,640
Masco	87,100 a	1,727,193
Monster Worldwide	30,000 a,b	726,300
Norfolk Southern	89,850	4,880,652
Northrop Grumman	80,704	6,279,578
Paccar	87,402	3,933,090
Pall	29,101	1,020,572
Parker Hannifin	40,262	2,788,949
Pitney Bowes	50,400	1,765,008

Precision Castparts	33,200	3,389,056
R.R. Donnelley & Sons	50,950	1,544,294
Raytheon	101,850	6,580,528
Robert Half International	37,900 a	975,546
Rockwell Automation	35,400	2,032,668
Rockwell Collins	38,650	2,208,847
Ryder System	13,800	840,558
Southwest Airlines	174,112 a	2,158,989
Terex	24,300 b	1,518,750
Textron	59,100	3,275,322
Trane	41,500	1,904,850
Tyco International	115,817	5,101,739
Union Pacific	62,228	7,802,147
United Parcel Service, Cl. B	247,050 a	18,039,591
United Technologies	234,382	16,130,169
W.W. Grainger	16,000	1,222,240
Waste Management	118,354	3,971,960
		334,523,039
Information Technology--15.4%		
Adobe Systems	135,900 b	4,836,681
Advanced Micro Devices	143,200 a,b	843,448
Affiliated Computer Services, Cl. A	22,900 a,b	1,147,519
Agilent Technologies	87,190 b	2,600,878
Akamai Technologies	39,400 a,b	1,109,504
Altera	73,400	1,352,762
Analog Devices	70,200	2,072,304
Apple	209,900 b	30,120,650
Applied Materials	323,300	6,307,583
Autodesk	54,800 b	1,725,104
Automatic Data Processing	124,878	5,293,578
BMC Software	45,900 b	1,492,668
Broadcom, Cl. A	111,587 b	2,150,281
CA	93,009	2,092,702
Ciena	20,385 a,b	628,470
Cisco Systems	1,423,718 b	34,297,367
Citrix Systems	44,300 b	1,299,319
Cognizant Technology Solutions, Cl. A	68,900 b	1,986,387
Computer Sciences	38,800 b	1,582,652
Compuware	65,500 b	480,770
Convergys	30,302 b	456,348
Corning	375,998	9,038,992
Dell	535,212 b	10,661,423
eBay	266,400 b	7,949,376
Electronic Arts	75,700 b	3,778,944
Electronic Data Systems	121,450	2,022,142
EMC	501,744 b	7,195,009
Fidelity National Information Services	40,500 a	1,544,670
Fiserv	39,082 b	1,879,453
Google, Cl. A	55,350 b	24,380,014
Hewlett-Packard	588,780	26,883,695
Intel	1,382,410	29,279,444
International Business Machines	330,668	38,073,114
Intuit	78,300 b	2,114,883
Jabil Circuit	49,400	467,324
JDS Uniphase	52,099 a,b	697,606
Juniper Networks	125,100 a,b	3,127,500
KLA-Tencor	43,000 a	1,595,300
Lexmark International, Cl. A	22,450 b	689,664

Linear Technology	52,750	a	1,618,898
LSI	157,900	a,b	781,605
MEMC Electronic Materials	54,400	b	3,856,960
Microchip Technology	44,800	a	1,466,304
Micron Technology	180,450	a,b	1,077,286
Microsoft	1,911,696		54,253,932
Molex	33,575	a	777,597
Motorola	538,485		5,007,910
National Semiconductor	54,200		992,944
NetApp	81,700	a,b	1,638,085
Novell	83,000	b	522,070
Novellus Systems	24,400	a,b	513,620
NVIDIA	131,800	b	2,608,322
Oracle	944,692	b	18,478,176
Paychex	77,275	a	2,647,442
QLogic	32,100	b	492,735
QUALCOMM	385,100		15,789,100
SanDisk	54,100	a,b	1,221,037
Sun Microsystems	189,346	b	2,940,543
Symantec	202,179	b	3,360,215
Tellabs	98,800	b	538,460
Teradata	42,900	b	946,374
Teradyne	41,200	b	511,704
Texas Instruments	316,748		8,954,466
Total System Services	47,000		1,112,020
Tyco Electronics	116,417		3,995,431
Unisys	82,500	a,b	365,475
VeriSign	51,000	a,b	1,695,240
Western Union	178,140		3,789,038
Xerox	219,366		3,283,909
Xilinx	68,400	a	1,624,500
Yahoo!	319,376	a,b	9,239,548
			431,356,474
Materials--3.5%			
Air Products & Chemicals	51,150		4,705,800
Alcoa	194,456		7,012,083
Allegheny Technologies	24,136		1,722,345
Ashland	13,300		629,090
Ball	23,300		1,070,402
Bemis	23,800		605,234
Dow Chemical	224,052	a	8,256,316
E.I. du Pont de Nemours & Co.	214,850		10,046,386
Eastman Chemical	19,000		1,186,550
Ecolab	41,400		1,798,002
Freeport-McMoRan Copper & Gold	91,382		8,792,776
Hercules	27,100	a	495,659
International Flavors & Fragrances	19,300		850,165
International Paper	101,620		2,764,064
MeadWestvaco	41,539		1,130,692
Monsanto	130,926		14,598,249
Newmont Mining	108,254		4,903,906
Nucor	68,800		4,660,512
Pactiv	30,950	b	811,199
PPG Industries	38,833		2,349,785
Praxair	74,800		6,300,404
Rohm & Haas	29,741	a	1,608,393
Sealed Air	38,346	a	968,237
Sigma-Aldrich	30,800	a	1,837,220
Titanium Metals	23,600	a	355,180
United States Steel	28,000		3,552,360
Vulcan Materials	25,700	a	1,706,480

Weyerhaeuser	49,700	3,232,488
		97,949,977
Telecommunication Services--3.4%		
American Tower, Cl. A	96,700 b	3,791,607
AT & T	1,441,530	55,210,599
CenturyTel	25,500	847,620
Citizens Communications	77,800	816,122
Embarq	36,208	1,451,941
Qwest Communications International	367,262 a	1,663,697
Sprint Nextel	680,461	4,552,284
Verizon Communications	685,713	24,994,239
Windstream	108,428	1,295,715
		94,623,824
Utilities--3.6%		
AES	158,800 b	2,647,196
Allegheny Energy	39,400	1,989,700
Ameren	49,400 a	2,175,576
American Electric Power	95,650	3,981,910
CenterPoint Energy	78,146 a	1,115,143
CMS Energy	53,400 a	723,036
Consolidated Edison	64,400 a	2,556,680
Constellation Energy Group	42,450	3,747,062
Dominion Resources	137,284 a	5,606,679
DTE Energy	38,850	1,510,877
Duke Energy	301,647	5,384,399
Dynergy, Cl. A	117,628 b	928,085
Edison International	77,300	3,789,246
Entergy	45,650	4,979,502
Exelon	157,950	12,836,597
FirstEnergy	72,833 a	4,997,800
FPL Group	97,300	6,104,602
Integrys Energy	18,129	845,537
Nicor	10,700 a	358,557
NiSource	65,053	1,121,514
Pepco Holdings	47,500	1,174,200
PG & E	84,950	3,127,859
Pinnacle West Capital	23,800 a	834,904
PPL	89,200	4,096,064
Progress Energy	61,485	2,563,925
Public Service Enterprise Group	121,400	4,879,066
Questar	41,000	2,318,960
Sempra Energy	61,995	3,303,094
Southern	182,610 a	6,502,742
TECO Energy	50,000 a	797,500
Xcel Energy	102,495 a	2,044,775
		99,042,787
Total Common Stocks (cost $1,867,316,263)		**2,747,209,821**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.30%, 6/5/08	700,000 c	698,401
2.02%, 5/29/08	500,000 c	498,901
2.18%, 4/24/08	1,508,000 c	1,506,892
2.86%, 4/17/08	1,208,000 c	1,207,361
Total Short-Term Investments (cost $3,909,122)		**3,911,555**

Other Investment--1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		

Plus Money Market Fund (cost $35,626,000)		35,626,000 [d]	**35,626,000**

Investment of Cash Collateral for
Securities Loaned--9.6%

Registered Investment Company;
Dreyfus Institutional Cash

Advantage Plus Fund (cost $266,345,386)		266,345,386 [d]	**266,345,386**
Total Investments (cost $2,173,196,771)		**109.5%**	**3,053,092,762**
Liabilities, Less Cash and Receivables		**(9.5%)**	**(265,659,896)**
Net Assets		**100.0%**	**2,787,432,866**

a   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan
     is $258,962,157 and the total market value of the collateral held by the fund is $266,345,386.
b   Non-income producing security.
c   All or partially held by a broker as collateral for open financial futures positions.
d   Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $2,173,196,771. Net unrealized
appreciation on investments was $879,895,990 of which $1,109,365,241 related to appreciated investment securities and $229,469,251
related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2008 ($)
Financial Futures Long				
Standard & Poor's 500	132	43,692,000	June 2008	**1,406,615**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	3,049,181,207	1,406,615
Level 2 - Other Significant Observable Inputs	3,911,555	0
Level 3 - Significant Unobservable Inputs	0	0
Total	3,053,092,762	1,406,615

* Other financial instruments include futures, forwards and swap contracts.